Tennant Company
Conflict Minerals Report
For the Year Ended December 31, 2024
Introduction
This report for the year ended December 31, 2024, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives, which are limited to tin, tantalum and tungsten (together with gold, “3TG”). These requirements apply to registrants whatever the geographic origin of the 3TG and whether they fund armed conflict.
Company Overview
This report has been prepared by management of Tennant Company, a Minnesota corporation (herein referred to as “Tennant,” the “Company,” “we,” “us” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.
The Company offers products and solutions consisting of manual and autonomous mechanized cleaning equipment for both industrial and commercial use, detergent-free and other sustainable cleaning technologies, aftermarket parts and consumables, equipment maintenance and repair services, and business solutions such as financing, rental and leasing programs, and machine-to-machine asset management solutions. The Company is committed to developing cleaning technologies which increase cleaning productivity. We have a strong brand presence in the global markets we serve, offering both premium and mid-tier products for each region to meet customer needs.
Description of Products
Only some of Tennant Company’s products fall in scope of the Rule, as they contain (or may contain) one or more of the 3TG. The Company's products are used in many types of environments including retail establishments, distribution centers, factories and warehouses, public venues such as arenas and stadiums, office buildings, schools and universities, hospitals and clinics, and more. The Company markets its offerings under the following brands: Tennant®, Nobles®, Alfa Uma Empresa Tennant™, IPC, Gaomei and Rongen brands as well as private-label brands. The Company has a portfolio of differentiated technology solutions that includes IRIS® as an asset management solution, ec-H2O NanoClean® as a detergent-free cleaning solution, and ReadySpace® as a rapid-drying carpet cleaning technology. The Company's more than 40,000 customers include contract cleaners to whom organizations outsource facilities maintenance, as well as businesses that perform facilities maintenance themselves. The Company reaches these customers through the industry's largest direct sales and service organization and through a strong and well-supported network of authorized distributors worldwide.

Because of our size, the complexity of our products and the dynamic depth and breadth of our supply chain, it is difficult to identify companies upstream from our direct suppliers. Accordingly, we participate in several industry-wide initiatives, as described below.
In accordance with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”) and the Rule, this report is available on our website at https://investors.tennantco.com/overview/default.aspx under SEC Filings.
Conflict Minerals Policy
Tennant’s Conflict Minerals Policy is located in the Sustainability section of our website https://www.tennantco.com/en_us/about-us/sustainability.html.
The Company has contributed to industry efforts to address conflict minerals through serving as a member of the Responsible Minerals Initiative (RMI). This engagement and the contributions made have helped develop standards, best practices, and tools that benefit all companies working to end the link between 3TG and conflict in the DRC.
Reasonable Country of Origin Inquiry
To determine whether the Company’s products contained 3TG that originated in the Democratic Republic of the Congo or an adjoining country, Tennant retained Assent Inc. (“Assent”), a third-party service provider, to assist us in reviewing the supply chain and identifying risks. The Company provided to Assent a list of potential 3TG suppliers and parts associated with the products covered by the Rule for upload to the Assent Compliance Manager (the “ACM”), a software-as-a-service (SaaS) platform that enables users to complete and track supplier communications, and allows suppliers to upload their completed Conflict Minerals Reporting Template (“CMRT”), Version 6.4 or higher, directly to the platform for validation, assessment and management.
The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRTs. This data validation is based on questions within the declaration tab of the CMRTs, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of direct suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement. Since some suppliers may remain unresponsive to feedback, the Company tracks program gaps to account for future improvement opportunities.
Due Diligence
Tennant designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and the related supplements. These measures align with the five steps for due diligence that are described by the OECD Guidance, and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.
Due diligence requires the Company’s necessary reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.
1) Establish Strong Company Management Systems
Internal Compliance Team
Tennant has established a management system for 3TG. Our management system includes an Oversight Committee sponsored by the General Counsel, as well as management-level representatives. This group meets as needed to gauge progress, approve extraordinary spending and to coordinate communication to the Audit Committee of our Board of Directors (as applicable). Additionally, a Core Team consisting of subject matter experts, as required, meets to execute our Conflict Minerals Program. The Core Team is led by the Product Regulatory Department, which is part of the Legal Department, and includes regular program updates with Assent’s Managed Services Program Leader, whose team is trained in conflict minerals compliance and understands the intricacies of reporting templates such as CMRT and CMRs, as well as Section 1502 of the Dodd-Frank Act.
Control Systems
The Company expects all suppliers to have policies and procedures in place to ensure that 3TG used in the production of the products sold to Tennant are “conflict free or responsibly sourced.” This means that the products should not contain minerals (3TG) sourced from areas that have been identified to be in the presence of widespread human rights abuses and violations of law either directly or indirectly. The Company expects direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied, including sources of 3TG that is supplied to them from indirect suppliers.
In 2024, Tennant refreshed its Supplier Core Expectations, setting out Tennant’s expectations for its suppliers in the areas of integrity, ethical and legal standards, compliance, labor rights and employment law, health and safety, environment, anti-bribery and corruption and supplied materials. The Supplier Core Expectations can be viewed in the Suppliers section of our website at https://www.tennantco.com/en_us/about-us/suppliers.html.
Supplier Engagement
Tennant has a strong relationship with its direct suppliers. As an extremely important part of the supply chain, Tennant has leveraged processes and educational opportunities in order to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support, and other multilingual resources. Tennant's suppliers are able to leverage Assent’s team of supplier support specialists to ensure they receive appropriate support and understand how to properly complete a CMRT. Suppliers are provided guidance in their native language, if needed.
Grievance Mechanisms
We have internal reporting options, and a third-party administered Ethics Hotline whereby employees, suppliers, and other stakeholders can report alleged violations of our policies. Anonymous reporting is available, where allowed by law.

Violations or grievances at the industry level can be reported to RMI directly as well. This can be done at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/grievance-mechanism/.
Maintain Records
Tennant has a document retention schedule, and the records generated because of the Conflict Minerals Program will adhere to applicable standards.
2) Identifying & Assessing Risk in the Supply Chain
Supplier Risk Evaluation
Risks associated with direct suppliers’ due diligence processes are assessed by their declaration responses on a CMRT, which the ACM identifies automatically based on established criteria. These risks are addressed by Assent staff and members of the Company’s internal Conflict Minerals Team, who engage with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status, which is referred to as “conflict minerals status.”
Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT is submitted, Tennant is unable to determine if all the specified smelters/refiners were used for 3TG in the products supplied to the Company.
The ACM’s supplier risk assessment (flagging suppliers’ risk as high, medium, or low) identifies problematic suppliers in a company’s supply chain. The risk assessment is derived from the smelter/refiner validation process, which establishes risk at the smelter/refiner level via an analysis that considers multiple conflict minerals factors.
Smelters/Refiners Risk Evaluation
Risks were identified by assessing the due diligence practices and status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. These lists were compared to the list of smelters/refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a 3TG processing facility that was operational during the 2024 calendar year.
Via the ACM, we determined if the smelter/refiner had been audited against a standard conformant with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). Tennant does not have a direct relationship with smelters/refiners and does not perform direct audits of these entities within their pre-supply chain. Smelters/refiners that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced.” In cases where the smelter/refiner’s due diligence practices have not been audited against the RMAP standard or they are considered non-conformant by RMAP, further due diligence steps are followed to notify suppliers reporting these facilities. Smelters/refiners are actively monitored to proactively identify other risks pertaining to conflict minerals.
Each facility that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to red-flag indicators defined in the OECD Guidance. Numerous factors were used to determine the level of risk that each smelter/refiner poses to the supply chain by identifying red flags. These factors include:
•Geographic proximity to Democratic Republic of the Congo or an adjoining country.

•Known mineral source country of origin.
•RMAP audit status.
•Credible evidence of unethical or conflict sourcing.
•Peer assessments conducted by credible third-party sources.
•Sanctions risks.
Risk mitigation activities are initiated whenever a supplier’s CMRT reports facilities of concern. Through Assent, suppliers with submissions that included any smelters/refiners of concern were immediately provided with feedback instructing them to take their own independent risk mitigation actions. Examples include the submission of a product-specific CMRT to better identify the connection to products that they supply to Tennant. Suppliers are given clear performance objectives within reasonable timeframes with the goal of progressive elimination of these smelters/refiners of concern from the supply chain.
Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.
3) Design & Implement A Strategy to Respond to Risks
Together with Assent, Tennant developed processes to assess and respond to the risks identified in the supply chain. Tennant has a risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance with the conflict minerals rules and Tennant’s expectations.
Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. In cases where suppliers have continuously been non-responsive or are not committed to corrective action plans, the Company will assess if replacing that supplier is feasible. The results of the program and risk assessment are shared with the Conflict Minerals Team and the Tennant Company’s Leadership Team to ensure transparency within the Company.
4) Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Tennant does not have a direct relationship with 3TG smelters/refiners and does not perform or direct audits of these entities within our supply chain. Instead, the Company relies on third-party audits of smelters/refiners (industry recognized audit/assessment programs). As an example, RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program.
Assent directly engages smelters/refiners that are not currently enrolled in an industry recognized audit/assessment program to encourage their participation and for those smelters/refiners already conformant to the corresponding program’s standards. Assent thanks them for their efforts on behalf of its compliance partners. Tennant Company is a signatory of these communications in accordance with the requirements of downstream companies detailed in the OECD Guidance.
5) Report Annually on Supply Chain Due Diligence
We prepared this Conflict Minerals Report as Exhibit 1.01 to our Form SD.

Due Diligence Results
Supply Chain Outreach Results
Supply chain outreach is required to identify the upstream sources of origin of 3TG. Following the industry standard process, CMRTs are sent to and requested from direct suppliers, who are expected to follow this process until the smelter/refiner sources are identified.
Upstream Data Transparency
As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters/refiners may not be able to discern exactly which company’s product lines the materials may end up in. As a result, those providing the smelters/refiners have the practice to list all smelters/refiners they may purchase from within the reporting period. Therefore, the smelters/refiners (as sources) identified by upstream sources are likely to be more comprehensive than those smelters/refiners which processed the 3TG contained in Tennant’s products.
Tennant worked with Assent to review those smelters/refiners reported as being potentially in our supply chain against the publicly available list of RMAP smelters/refiners. For reporting year ending December 31, 2024, Tennant’s percentage of RMAP conformant or active smelters/refiners increased over the reporting year ending December 31, 2023. Because the list of smelters/refiners (as sources) likely includes smelters/refiners that did not actually process the 3TG contained in Tennant’s products, the Company is not providing a smelter/refiner list as an appendix to this Conflict Minerals Report this year.]
Steps to Be Taken to Mitigate Risk
For the reporting year 2025, Tennant has taken, or intends to take, the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TG in the Company’s products could originate from Democratic Republic of the Congo or an adjoining country:
•Continue to evaluate upstream sources through a broader set of tools to evaluate risk, including leveraging our partner, Assent, and our RMI membership.
•Engage with suppliers more closely and provide more information and training resources regarding responsible sourcing of 3TGs.
•Provide expectations to our suppliers requiring them to have due diligence procedures in place, and to certify as to such procedures for their supply chains to improve the content of the responses from such suppliers and grant Tennant the right to audit their procedures and cancel contracts if such suppliers are not complying with the Company’s Supplier Core Expectations.
•Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.
•Following the OECD Guidance process, increase the emphasis on clean and validated smelter/refiner information from the supply chain through feedback and detailed smelter/refiner analysis.